Mail Stop 4561

April 26, 2006

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky, LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **S1 Corporation**
        PREN14A filed April 24, 2006
        File No. 0-24931

        Soliciting Materials filed pursuant to Rule 14a-12 on April 6 and
        April 17, 2006
        File No. 0-24931

Dear Mr. Wolosky:

        We have reviewed your amended preliminary proxy materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Preliminary Proxy Statement on Schedule 14A

1.   Your disclosure on page 2 states that the Ramius Group is currently the beneficial owner of 6,639,464 shares of common stock of S1. You also state that as of the Record Date, you were the beneficial owner of 6,490,722 shares. However, the Schedule 13D/A, filed on April 6, 2006, states that you were the beneficial owner of 6,490,722 shares as of April 4, 2006. Schedule A to that report states that 469,106 shares were purchased since the filing of your previous Schedule 13D and that 198,244 of those shares were purchased in April 2006. Given this disclosure, please tell us how the Ramius Group beneficially owned these 198,244 shares as of the Record Date or is entitled to voted these shares.

2.   We note that you have changed proposals 2 and 4 to allow for the addition and election of one more member to the board. Given that your prior proposals 2 and

4 would have given you a majority of the board if all your nominees were elected (5 out of 9 members), please tell us why you have made the change to allow for the potential of your having 6 out of 10 members on the board. For instance, tell us if there are super-majority or other similar provisions in any of S1's governing documents that the additional directorship is meant to address.

Background to the Solicitation, page 6

3.   At the top of page 8, please clarify the "factors" you believe have caused the Company and its stockholders to suffer deteriorating operating performance, increased operational risk, a loss of investor confidence and, ultimately, an undervalued stock price.

*   *   *   *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

You may contact Michael Pressman, Special Counsel, at (202) 551-3345, Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 451-2222
Andrew M. Freedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky, LLP
Phone: (212) 451-2300